UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35776 / November 14, 2025

In the Matter of:
TCW Steel City Perpetual Levered Fund LP
TCW Steel City Unlevered Private Fund LP

515 South Flower Street
Los Angeles, California 90071

PNC Steel City Advisors, LLC

1 N. Franklin St. – Suite 2500
Chicago, Illinois 60606

812-15661

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

TCW Steel City Perpetual Levered Fund LP, et al. filed an application on November 21, 2024,
and amendments to the application on March 26, 2025, May 14, 2025 and September 9, 2025,
requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the
"Act") and rule 17d1 under the Act that would permit certain joint transactions otherwise
prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order
would permit certain registered closed-end management investment companies and business
development companies (collectively, the "Regulated Funds") to co-invest in portfolio
companies with each other and with certain affiliated investment entities.

On September 9, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35743). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by TCW Steel City Perpetual Levered Fund LP, et al. (File No. 812-15661) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.